UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated September 30, 2011
2.	Earnings distribution proposal

Item 1

Relevant Information

The shareholders’ meeting approved the company’s financial statements, management report and other attachments, per the exercise completed on June 30, 2011. It also approved the attached earnings distribution proposal.

Item 2

GRUPO AVAL ACCIONES Y VALORES S.A.
EARNINGS DISTRIBUTION PROPOSAL
AS OF JUNE 30, 2011

GENERAL SHAREHOLDERS’ MEETING

Net Income	$			582,657,904,913.51
With Tax- Benefit			276,648,535,425.78
With Non-Tax Benefit			306,009,369,487.73

Plus:

Release of occasional reserves
for disposal at the general shareholders’ meeting	$			2,001,141,450,641.81
With Tax- Benefit			135,245,221,272.71
Year 2010 - Second Semester		128,507,597,470.71
To revert to the occasional reserves from year 2010 first half semester (with tax-benefit) of which resources were taken to distribute a cash dividend of $3.25 per share: (i) for the month of June, 2011 corresponding to 2,073,115,007 shares with preferred dividend and with no voting rights, and (ii) for the months of July, August and September corresponding  to three shares with preferred dividend and with no voting rights that were not issued.

		6,737,623,802.00
With non tax-benefit			1,865,896,229,369.10

Total Income Available to Shareholders’ Meeting	$			2,583,799,355,555.32

a) To distribute a cash dividend of $ 3.50 per share per month during the months of october 2011 to march 2012, including these two months
as follows:				369,959,043,867.00

Over 17,617,097,327 common and preferred outstanding shares
	$
With tax-benefit			369,959,043,867.00
Follow-on the occasional reserves - Year 2010 First Semester		6,737,623,802.00
Follow-on the occasional reserves - Year 2010 Second Semester		128,507,597,470.71
Follow-on profit for the first half of 2011		234,713,822,594.29

b)To distribute a cash dividend of $ 3.50 per share and per month over 934,669,126 preferred shares issued as a result of the escisión in which Grupo Aval has participated as beneficiary during the months of October 2011 to March 2012 both months included, as follows:

				19,628,051,646.00

With tax-benefit			19,628,051,646.00
Follow-on profit for the first half of 2011		19,628,051,646.00

Dividends shall be paid within the first ten (10) days of each month to those shareholders that qualify at the time of each payment according to the regulation in force and in proportion to the amount to be paid.

For occasional reserve for disposal at the general shareholders meeting
	$			2,194,212,260,042.32
Total with tax-benefit
Year 2011 - First Semester			22,306,661,185.49
With non- tax benefit			2,171,905,598,856.83

TOTAL	$			2,583,799,355,555.32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel